UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 9)
SULPHCO, INC.

(Name of Issuer)
COMMON STOCK

(Title of Class of Securities)
865378103

(CUSIP Number)
Dr. Rudolf W. Gunnerman
6601 Windy Hill
Reno, Nevada 89511
Phone: (775) 829-9904

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
January 5, 2011

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-1(e), 13d-(f) or 13d-1(g), check the following box.   ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	865378103	Page	2	of	6

1	NAMES OF REPORTING PERSONS Dr. Rudolf W. Gunnerman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not applicable.

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		2,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,067,772

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,000

WITH	10	SHARED DISPOSITIVE POWER

		5,067,772

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,069,772

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.98%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
*Based on 101,708,741 shares of the issuer’s common stock outstanding as of October 31, 2010 as reported in the issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2010.

CUSIP No.	865378103	Page	3	of	6

1	NAMES OF REPORTING PERSONS Doris M. Gunnerman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not applicable.

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,067,772

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		5,067,772

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,067,772

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.98%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
*Based on 101,708,741 shares of the issuer’s common stock outstanding as of October 31, 2010 as reported in the issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2010.

CUSIP No. 865378103	Page 4 of 6
SCHEDULE 13D/A
     This Amendment No. 9 (the “Amendment No. 9”) filed by Dr. Rudolf W. Gunnerman and his spouse, Doris M. Gunnerman (the “Reporting Persons”), relates to the Statement of Beneficial Ownership on Schedule 13D filed on January 12, 2007, as amended by Amendment No. 1 filed on January 16, 2007, as amended by Amendment No. 2 filed on December 17, 2007, as amended by Amendment No. 3 filed on February 29, 2008, as amended by Amendment No. 4 filed on July 28, 2008, as amended by Amendment No. 5 filed on October 21, 2008, as amended by Amendment No. 6 filed on October 13, 2009 (the “Amendment No. 6”), as amended by Amendment No. 7 filed on April 5, 2010 (the “Amendment No. 7”) and as amended by Amendment No. 8 filed on October 20, 2010 (the “Amendment No. 8”), with respect to the common stock, par value $.001 per share (the “Common Stock”), of SulphCo, Inc., a Nevada corporation (the “Company”). This Amendment No 9 constitutes an exit filing for the Reporting Persons whose beneficial ownership has dropped below the five percent Schedule 13D reporting threshold.

Item 4.	Purpose of Transaction
     The information set forth under Item 4 of the previous amendments is hereby deleted and replaced by the following:
     The Reporting Persons have determined that it was in their best interests to dispose of a sufficient number of shares of the Issuer’s Common Stock to cause their aggregate beneficial ownership to fall below the five percent threshold in order to lessen the regulatory burden upon them.

Item 5.	Interest in Securities of the Issuer
     The information set forth under Item 5 of Amendment No. 8 is hereby deleted and replaced by the following:
     The percentage of shares of Common Stock reported owned by each of the Reporting Persons in this Amendment No. 9 is based upon 101,708,741 shares of Common Stock outstanding as of October 31, 2010 as reported in the issuer’s Quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2010.
     As of January 25, 2011, Dr. Gunnerman beneficially owned 5,069,772 shares of Common Stock constituting approximately 4.98% of the Company’s outstanding shares of Common Stock. The shares held by Dr. Gunnerman include (A) 5,067,772 shares held jointly with Mrs. Gunnerman, which includes (i) all the shares of Common Stock subject to various stock option agreements as discussed in Amendment No. 6, and (ii) 2,000 shares held by Dr. Gunnerman individually.
     As of January 25, 2011, Mrs. Gunnerman beneficially owned 5,067,772 shares of Common Stock constituting approximately 4.98% of the Company’s outstanding shares of Common Stock, all of which are held jointly with Dr. Gunnerman. The shares jointly held by Mrs. Gunnerman include all the shares of Common Stock subject to various stock option agreements as discussed in Amendment No. 6.
     The Reporting Persons share the power to vote and dispose of, or to direct the vote or disposition of, the 5,067,772 shares of Common Stock held by them jointly.

CUSIP No. 865378103	Page 5 of 6
     Dr. Gunnerman has the sole power to vote and dispose of the 2,000 shares of Common Stock held solely by him.
     (c) The information included in Item 1 through Item 4 hereof and in the prior Schedule 13D and the amendments thereto is incorporated herein by reference. No transactions in the Common Stock were effected during the 60 days prior to the date hereof by the Reporting Persons except for the open market sales of the Common Stock through a broker as follows:
•	On January 5, 2011, the Reporting Persons sold 838,865 shares of Common Stock at a price range of $0.20 to $0.24275 per share.

•	On January 6, 2011, the Reporting Persons sold 375,000 shares of Common Stock at a price range of $0.30 to $0.32 per share.

•	On January 11, 2011, the Reporting Persons sold 43,100 shares of Common Stock at a price range of $0.30 to $0.3025 per share.

•	On January 12, 2011, the Reporting Persons sold 260,000 shares of Common Stock at a price range of $0.26 to $0.2662 per share.

•	On January 13, 2011 the Reporting Persons sold 132,700 shares of Common Stock at $0.25 per share.

•	On January 14, 2011, the Reporting Persons sold 84,055 shares of Common Stock at a price range of $0.23 to $0.235 per share.

•	On January 18, 2011, the Reporting Persons sold 300,000 shares of Common Stock at a price range of $0.23 to $0.2401 per share.

•	On January 20, 2011, the Reporting Persons sold 190,000 shares of Common Stock at a price range of $0.23 to $0.24 per share.

•	On January 21, 2011, the Reporting Persons sold 336,522 shares of Common Stock at a price range of $0.21 to $0.22 per share.

•	On January 24, 2011, the Reporting Persons sold 225,151 shares of Common Stock at a price range of $0.20 to $0.206 per share.

•	On January 25, 2011, the Reporting Persons sold 21,700 shares of Common Stock at a price range of $0.195 to $0.20 per share.
     (d) Not applicable.
     (e) The Reporting Persons ceased to be the beneficial owners of more than five percent of the Issuer’s Common Stock as of January 25, 2011.

CUSIP No. 865378103	Page 6 of 6
Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: January 26, 2011	By:	/s/ Rudolf W. Gunnerman
Rudolf W. Gunnerman

Dated: January 26, 2011	/s/ Doris M. Gunnerman
Doris M. Gunnerman

CUSIP No. 865378103	Page 1 of 1
EXHIBIT 99.1
JOINT FILING AGREEMENT
     The undersigned hereby consent to the joint filing by any of them of a Statement on Schedule 13D and any amendments thereto relating to the securities of SulphCo, Inc., and hereby affirm that this Amendment No. 9 to Schedule 13D is being filed on behalf of each of the undersigned.

Dated: January 26, 2011	By:	/s/ Rudolf W. Gunnerman
Rudolf W. Gunnerman

Dated: January 26, 2011	/s/ Doris M. Gunnerman
Doris M. Gunnerman